Fly-E Group, Inc.

136-40 39th Avenue

Flushing, NY 11354

May 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Donahue and Erin Purnell

Re:	Fly-E Group, Inc.
Registration Statement on Form S-1 Initially filed on April 22, 2025, as amended File No. 333-286678

Dear Ms. Donahue and Ms. Purnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fly-E Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective on May 15, 2025, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

Very truly yours,

Fly-E Group, Inc.

By:	/s/ Zhou Ou
Name:	Zhou Ou
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP